October 2, 2009

Leonard B. Mackey Jr., Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019

RE: Seligman Premium Technology Growth Fund, Inc. (the "Fund")
        File Numbers: 333-161752; 811-22328

Dear Mr. Mackey:

        We have reviewed the Seligman Premium Technology Growth Fund, Inc.
registration statement filed on Form N-2 with the Securities and Exchange Commission on
September 4, 2009, and have the following comments.

1. **Fund's Name.** The Fund uses the term "Premium" in its name. However, there
    are no investment strategies and policies that clearly identify the Fund's intended
    use of this term. Please add appropriate disclosure.

SUMMARY

Investment Objective and Principal Strategies

2. **Concentration Policy --- Shareholder's approval**. The Fund discloses that its
    objectives and policies are non-fundamental and may be changed by the Fund's
    Board of Directors without approval of the Fund's holders of Common Shares.
    The Fund also discloses that its investment policy of investing at least 80% of its
    Managed Assets in equity securities of technology and technology-related
    companies and its policy with respect to the use of written call options on the
    NASDAQ 100 on a continuous basis may be changed by the Board without
    stockholder approval only following the provision of 60 days' prior written notice
    to Common Stockholders. Please modify this disclosure to make it clear that a
    change in the Fund's concentration policy must be approved by shareholders.

3. **Technology Companies.** The Fund discloses that technology and technology-related companies are those companies that use technology extensively to improve their business processes and applications and may include any companies operating in any industry, including but not limited to software, communications, and information and medical technology. Please define what constitutes the "use [of] technology extensively."

Dividend Distribution on Common Shares

4. **Level Distributions.** The disclosure states that the Fund intends to make quarterly cash distributions to Common Stockholders at a rate that reflects the past and projected performance of the Fund. The Fund expects to receive all or some of its current income and gains from the following sources: (i) dividends received by the Fund that are paid on the equity and equity-related securities in its portfolio; and (ii) capital gains (short-term and long-term) from the sale of portfolio securities and option premiums. It is possible that the Fund's distributions will at times exceed the earnings and profits of the Fund and therefore all or a portion of such distributions may constitute a return of capital. Please explain supplementally the appropriateness of a level distribution policy for a growth fund. In addition, many investors may not fully understand the nature of return of capital. Please add disclosure that explains the tax consequences to shareholders.

5. **Distribution Yield/Rate.** Pease inform us whether the Fund intends to report distribution yield/rate. If the Fund intends to report distribution yield at any point prior to finalizing its tax figures, the Fund should estimate the portion of the distribution yield that results from return of capital and exclude this amount from the distribution yield. In addition, reports containing distribution yields/rates should be accompanied by the total return and/or SEC yield with at least equal prominence.

Fee Table

6. **Fee Table --- Estimate of Expenses.** Please disclose in the footnotes that "Other Expenses" in the Fee Table are based on estimated amounts for the current fiscal year pursuant to Item 3 to Form N-2.

Statement of Additional Information

Investment Restrictions

7. **Concentration Policy Based on Managed Assets.** The disclosure states that the Fund will invest at least 25% of the value of its Managed Assets in securities of issuers principally engaged in the technology industry (in which the Fund intends to concentrate). Please provide supplementally disclosure which explains the appropriateness of using "Managed Assets" instead of "total assets" as a basis for determining the Fund's concentration policy.

GENERAL

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

9. Please advise us if you have submitted or expect to submit an exceptive application or no-action request in connection with your registration statement.

10. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

TANDY LETTER

11. Notwithstanding our comments, please furnish a letter acknowledging that Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

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If you have any questions about these comments, please call me at 202-551-6958.

Sincerely,

Patsy W. Mengiste
Senior Accountant